Exhibit 99.1

Sky Solar Holdings, Ltd. Announces Extraordinary General Meeting Results

HONG KONG, July 28, 2017 (GLOBE NEWSWIRE) — Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or the “Company”), a global developer, owner and operator of solar parks, today announced the results of its extraordinary general meeting of shareholders held in Shanghai on July 28, 2017.

At the meeting, the shareholders of the Company approved the resignation of Mr. Huang Lida and Mr. Yan Yan as independent directors of the Company effective from June 1, 2017.

The shareholders of the Company voted against the following resolutions:

a)             the appointment of Mr. Fu Jinxing as Class II director of the Company and member of the Nomination and Corporate Governance Committee, Audit Committee and Remuneration Committee of the Company;

b)             the appointment of Mr. Rui Meng as Class III director of the Company and member and chairman of the Audit Committee of the Company;

c)              the appointment of Mr. Zhao Shuming as Class III director of the Company and member of the Remuneration Committee and the Nomination and Corporate Governance Committee of the Company;

d)             the appointment of Mr. Zhao Shuming as an additional member to the Audit Committee;

e)              the appointment of Mr. Chen Bin, as a representative of the shareholders, as Class II director of the Company;

f)               the removal of Mr. Wang Jianmin as a director of the Company and secretary of the Board and the appointment of Mr. Qian Wen as Class I director of the Company; and

g)              the removal of Mr. Wang Jianmin as Chief Financial Officer of the Company and the appointment of Mr. Wu Hao as Chief Financial Officer.

Mr. Wu Hao, Chairman of the Board of Sky Solar, commented, “We appreciate the support of all of our shareholders since the Company’s inception.  The Company’s board and the management will continue to focus on our business operations, and to seek new opportunities to develop quality projects across all our geographic markets.  We believe these efforts will help maximize and unlock shareholder value.”

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns, and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of December 31, 2016, the Company had developed 307 solar parks with an aggregate capacity of 292.3 MW and owned and operated 159.6 MW of solar parks.

For investor and media inquiries, please contact:

Sky Solar:

IR@skysolarholdings.com

SKYS Investor Relations:

The Blueshirt Group

US or Mandarin

Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

China

Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com